Consolidated Edison, Inc






     Reference is made to Consolidated Edison, Inc.'s Proxy Statement for its Annual Meeting of Shareholders to be held on May 17, 2004.

     With respect to the standing committees of the Board (pages 9-11), be advised that Mr. Volk is no longer a member of the Corporate Governance and Nominating Committee.

     With respect to the Company's Stock Purchase Plan, the approval of which is to be considered at the meeting (Proposal No. 3; pages 13-15), be advised that over the past eleven years an average of approximately 600,000 shares were issued per year under the plan. The Company has no reason to believe that the average number of shares to be issued each year under the Plan over the next ten years will differ materially from this average.
     The numbers of shares issued during the years 1993 through 2003 were as follows:


     1993  -   540,127
     1994  -   741,416
     1995  -   709,927
     1996  -   717,881
     1997  -   650,194
     1998  -   466,205
     1999  -   536,028
     2000  -   714,120
     2001  -   609,901
     2002  -   466,060
     2003  -   584,953

                                                     Dated: May 3, 2004